ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

February 28, 2013

Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of Managers Trust I (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 58 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(b), it is intended that the Amendment become effective on March 1, 2013.

We have assisted the Trust in the preparation of the Amendment and believe that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Act.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda